Exhibit 99.1

The Very Good Food Company Announces Appointment of New Interim Chief Executive Officer and Additional Changes to the Executive Team

VANCOUVER, BC, April 25, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), a leading plant-based food technology company, is pleased to announce the appointment of seasoned CPG veteran and former Nestlé executive, Mr. Matthew Hall as Interim Chief Executive Officer. Matt is also joining the Company's board of directors ("Board").

Matt was a 31-year global senior executive with Nestlé, the world's largest food and beverage manufacturer, with a demonstrated track record for implementing sustainable change in marketing, sales, and corporate strategies.

A Vancouver resident, he has served on the boards of several companies in the plant-based food space, most notably Burcon Nutrascience and Agrifoods International.

Matt will commence his employment with the Company on May 2, 2022 and will also be appointed to the Board effective as of such date.

"I am delighted to be joining The Very Good Food Company at such an inflection point," said Matt. "With its excellent products and brand, VERY is poised to be a leader in the growing plant-based market."

The Company further announces that it has accepted Ms. Ana Silva's resignation both from the Board and her position as President, Interim CFO and Corporate Secretary effective April 22, 2022.

The Board wishes Ana well in her future endeavours.

"Matt Hall brings knowledge, professionalism, and passion to the Company, his expertise is aligned with our refocused strategy which is centered around sustainable growth and profitability coupled with operational excellence" said the members of the VERY Board.

"His role as Interim CEO is the natural next step for our organization and in line with our mission going forward, and we are thrilled Matt is joining us on this journey."

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF

GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Jordan Rogers
Chief Commercial Officer

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to: the appointment of Matthew Hall as the Company's new Interim Chief Executive Officer and as a member of the Board and the timing therefor, Mr. Hall's skills, knowledge and expertise and the benefits the Company expects to derive therefrom, the Company's positioning as a leader in the growing plant-based market, and the Company's refocused strategy centered around sustainable growth and profitability coupled with operational excellence. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to successfully implement cost improvement measures and achieve their intended benefits and manage liquidity, the availability of sufficient financing on reasonable terms or at all to fund VERY GOOD's capital and operating requirements, the Company's ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets and manage its international expansion, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy,  taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 6-K filed with the SEC on April 1, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Investor Relations, Phone: +1 855-472-9841, Email: invest@verygoodbutchers.com

CO: The Very Good Food Company Inc.

CNW 08:30e 25-APR-22